April 29, 2011

VIA EDGAR AND OVERNIGHT MAIL
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn: John Reynolds

Re: BioPower Operations Corporation (the “Company” or “our client”)
Registration Statement on Form S-1
Filed February 9, 2011
File No. 333-172139

Dear Mr. Reynolds:

On behalf of our client, we respond as follows to the comments by the staff of the Division of the Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) dated April 25, 2011, relating to the above- captioned Registration Statement on Form S-1. The Company has amended the Form S-1 in response to the SEC’s comments, a copy of which has been marked with the changes from the initial filing, and is enclosed herein. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in the order in which they appeared in the comment letter and provided the Company’s response to each comment immediately thereafter.

Amendment No. 2 to Registration Statement on Form S-1

General

Comment 1: We note that you have revised the disclosure on page F-11 to remove Cuba as one of the territories covered by your agreement with Clenergen Corporation.  However, we also note that you have filed as Exhibit 10.6 your original agreement with Clenergen Corporation dated November 30, 2010, which includes Cuba.  Please file instead your revised agreement with Clenergen Corporation dated March 9, 2011, which does not include Cuba as a territory covered by the agreement.

Response: In response to this comment, we have filed the Company’s amended agreement with Clenergen Corporation, dated March 9, 2011. Please see Exhibit 10.26.

Prospectus Cover Page

Comment 2.   We reissue comment two of our letter dated April 1, 2011.  Please provide the disclosure required by Item 501(b)(3) of Regulation S-K in tabular format.

Response: In response to this comment, we have added the disclosure indicated in Item 501(b)(3) of Regulation S-K. Such disclosure has been provided in tabular format.

Use of Proceeds, page 10

Comment 3.   It is unclear why you have deleted the disclosure regarding your corporate headquarters under your tabular disclosure on page 10.  Please bring back such disclosure to the extent it continues to be applicable.

Response: In response to this comment, we have re-inserted the disclosure regarding the Company’s corporate headquarters and have indicated that the Company is currently paying its rent out of its existing working capital, which is referenced in the Use of Proceeds table. Please see page 10. Additionally, we have filed the Company’s Sublease as Exhibit 10.25.

Comment 4. Furthermore, we note the new address for your executive offices. Clarify whether you have already moved into your new corporate headquarters despite not having raised the funds allocated in this offering toward establishing a permanent corporate headquarters. Please revise your use of proceeds as appropriate to clarify your allocation of proceeds to your corporate headquarters, and if you have moved into new corporate headquarters and entered into a lease agreement, provide clear disclosure under Item 102 of Regulation S-K.

Response: In response to this comment, we have included disclosure that the Company has in fact moved into its new corporate headquarters despite not having raised the funds allocated by the offering and further added that the Company has been using its existing working capital to pay its rent. Please see page 10. Additionally, we have filed the Company’s Sublease as Exhibit 10.25.

Comment 5. We note that you anticipate developing a much larger project if such project is outside of the United States.  Please provide additional disclosure on the reasoning behind this aspect of your business plan.  We note, for example, that you anticipate the per acre cost as being the same in each case.

Response: In response to this comment, we have added disclosure relative to the reasoning behind developing a larger project outside of the United States. Please see page 10.

Comment 6. Furthermore, describe any changes to your disclosed use of proceeds if you target a biomass project outside of the United States.  It seems that the cost of developing a feasibility study could vary for a project that is ten times larger in a foreign country.

Response:  In response to this comment, please note that the Company previously anticipated having projects outside of the United States. Moreover, the size of the plantation does not impact the cost of the feasibility study inasmuch as the feasibility study mainly covers the soil type, irrigation and markets for the products. We have added disclosure relative to the reasoning for no changes to the use of proceeds regarding this point. Please see page 10.

Comment 7. We note the disclosure that the proceeds will be used for a feasibility study to determine whether a biomass project is feasible.  Please provide clear disclosure in the business section of the steps to be taken in the feasibility study, who will make such determination, and how this will be determined.

Response: In response to this comment, we have provided additional disclosure on feasibility studies. Please see the disclosure on page 10.

Comment 8. We note the paragraph added about the biomass project; however, your response to comment eight appears to indicate that the business development costs, as reflected in the use of proceeds, would not be used for the cost of the biomass project.  Therefore, please add clear disclosure as to the intended use of the proceeds allocated to “business development costs for biomass operations.”

Response: In response to this comment, please note that we have added clear disclosure as to the intended use of proceeds allocated to “business development costs for biomass operations.” Please see the subheading titled, “Business Development Costs” on page 10.

Comment 9: We partially reissue comment 11 of our letter dated April 1, 2011.  We note that you now state that for the 50%, 75% and 100% proceed levels you will pay accrued salaries to date and also salaries for a year going forward.  To the extent you intend to state that you will pay salaries for the remainder of the year, please clarify.  In this regard, we note that you do not appear to have allocated sufficient funds to pay both accrued salaries and salaries for a year for each of the officers discussed.

Response:  In response to this comment, we have revised our disclosure in the Use of Proceeds section to reflect the Company’s objective to pay accrued salaries and salaries for up to one year including the accrual period. Please see the disclosure on page 11.

Comment 10. We partially reissue comment 12 of our letter dated April 1, 2011.  Please provide more detailed disclosure on your allocation of proceeds to “the cost of an employee,” as described in the second paragraph of 12.

Response: In response to this comment, we have added more detailed disclosure on the Company’s allocation of proceeds to “the cost of an employee”. Please see page 12.

Comment 11. We reissue comment 14 of our letter dated April 1, 2011.  Please reconcile your statement that you “expect these amounts will be sufficient to initiate and sustain our operations” in the sixth paragraph under Liquidity and Capital Resources on page 27 with your disclosure regarding the length of time you anticipate being able to operate at the 100% proceeds level and the fact that you will not be able to fund the biomass project even at the maximum proceeds level.

Response: In response to this comment, we have added disclosure to the sixth paragraph of the Liquidity and Capital Resources. Specifically, we have revised the sixth paragraph on page 27 as follows:

“If this Offering is successful, and we are able to raise the entire $5,000,000, we will have sufficient funds to meet business development activities costs for the current fiscal year, and we will be able to implement key aspects of our business plan, including setting up our permanent corporate headquarters and business development costs for our energy growing operations.    We would have a total of $1,700,000 remaining for working capital, in addition to the approximately $225,000 cash on hand.   We expect these amounts will be sufficient to initiate and sustain our business development activities for one year.”

Selling Stockholders, page 15

Comment 12. It appears that the total for the “Number of Shares to be Owned after this Offering”column appears to be incorrect.  Please advise or revise.

Response: In response to this comment, we have revised the total for the “Number of Shares Owned after this Offering” to state 26,700,000. Please see page 15.

Plan of Distribution, page 17

Comment 13. We reissue comment 18 of our letter dated April 1, 2011.  Please discuss how you plan to comply with the requirements of Rule 415(a)(1)(ix) of Regulation C.  We note that you have added a list of states where you intend to offer your common stock; however, you have not addressed whether you have registered this offering or this offering qualifies for an exemption from registration in the states listed.  Please clarify supplementally whether you have registered this offering or have qualified for an exemption from registration in the states listed.

Response: In response to this comment, please note that the Company is seeking to register its offering by coordination in the states previously provided simultaneously with effectiveness of its prospectus.

Information with Respect to the Registrant, page 19
Description of Business, page 19

Comment 14. We partially reissue comment 19 of our letter dated April 1, 2011.  We note the same address for Clenergen and BioPower in the license agreement between those companies. Provide clear disclosure and the reason for the common address.  In addition, we note your disclosure that Clenergen BioPower was never formed; however, the Form 8-K filed by Clenergen on November 10, 2009 and periodic reports after that Form 8-K clearly disclose that Clenergen BioPower was a subsidiary.  We also note that Mr. Kohn was a director during that time period and signed the Form 10-K for the year ended October 31, 2009 as a director.  Please explain the inconsistency.

Response: In response to this comment, please note that Clenergen and BioPower did in fact share the same mailing address until the Company obtained new offices.  Clenergen’s main offices are located in the U.K.; with additional locations in India, Africa and Philippines.  Please see page 19.

Further, on or about October 31, 2009, Robert Kohn and others entered into an agreement with Clenergen Corporation to form a new subsidiary, Clenergen BioPower Corporation.  This was reported as a Clenergen subsidiary in its Form 10-K filed after entering into the agreement.  Clenergen was supposed to lend $3,000,000 to Clenergen BioPower Corporation.  However, the conditions of the agreement were never fulfilled and Clenergen BioPower Corporation was never formally formed in the State of Florida; and accordingly, never commenced development stage operations.  At that time, Mr. Robert Kohn then suggested to the Clenergen Board of Directors that he would form a completely new corporation (BioPower Corporation) without any funding requirements from Clenergen.  Accordingly, Mr. Robert Kohn and Ms. Bonnie Nelson then formed BioPower Corporation in September 2010 and subsequently signed a license agreement with Clenergen in November 2010.

Comment 15. We partially reissue comment 22 of our letter dated April 1, 2011.  We note your added disclosure under Biomass Project Time Frame on page 19.  Please expand on your discussion of which times would be “seasonally appropriate” given the possible plants and regions you anticipate targeting. Also discuss the approximate amount of time or range of times you anticipate being required for the seedling to mature to a level whereby they could be harvested for biomass.

Response: In response to this comment, we have added disclosure under the subheading “Biomass Project Time Frame”. Please see page 19.

Comment 16. We also note your added disclosure regarding gasification and steam processes on page 20.  Please expand on your discussion of how such services will be offered through Clenergen and the terms discussed in the license agreement with respect to such technologies.

Response:  In response to this comment, please note that it may not be necessary to utilize conversion technologies to sell the products produced from the plantation.  If the feasibility study determines that it will be beneficial or necessary to convert the biomass to electricity or biofuels then we intend to use the best conversion technologies available at the time of the approval of the project.  We will seek third party contractors to give us the best price and best technology.  We may or may not use our licensor’s conversion technologies based on their pricing and technology.  They will have to bid as a third party contractor. Please see the revised disclosure on page 20.

Comment 17. Furthermore, please also revise your disclosure on page 20 to clarify which countries or regions you are referring to when you provide the average cost of constructing combustion steam and gasification biomass power plants and the basis for these averages.  Please provide the basis for the estimates and averages discussed in the biofuels and electricity discussion.

Response:  In response to this comment, the Company has determined to remove references to combustion steam and gasification as these amounts will be determined only when licensors or third party contractors provide a bid and agreement and only if necessary for the project.  Please see page 20.

Comment 18. We reissue comment 24 of our letter dated April 1, 2011. We note your statement in the fifth paragraph of page 20 that “a feasibility study is prepared for each project.”  Please clarify this statement in light of your lack of operations. In addition, remove the references to profits/profitability throughout the prospectus.

Response:  In response to this comment, we have revised the disclosure on page 19 to reflect, in part, that our licensors will perform the feasibility study and/or provide the expertise necessary to produce a feasibility study as to the financial viability of a project. Further, we have removed references to profits/profitability throughout the prospectus.

Comment 19. We reissue comment 28 of our letter dated April 1, 2011.  Please reconcile your disclosure on page 19 regarding GECC’s areas of concentration with the similar disclosure on page F-13.

Response:  In response to this comment, the Company has removed the following statement, “Produce seedlings for global distribution and utilization” from the disclosure on page F-13.

Comment 20. In the interest of clarifying which particular plant species you have licensed from Clenergen, please revise throughout the prospectus to clarify your references to such species.  For example, you seemingly refer to “Paulownia,” “Marjestica” and “Marjestica (Paulownia)” interchangeably. Furthermore, you refer to “Beema Bamboo” and “Bamboo” interchangeably.  Please be as specific as possible when describing your licensed products.

Response:  In response to this comment, we have revised the prospectus to clarify references to the particular plant species the Company has licensed from Clenergen. Specifically, we have removed the words “beema” and “Paulownia” throughout the prospectus.

Comment 21. We note that you have removed the table on page 21.  Please add back the table.

Response: In response to this comment, we have reinserted the table. Please see page 21.

Comment 22. We partially reissue comment 26 of our letter dated April 1, 2011.  We note remaining references to carbon credits.  To the extent you wish to retain such disclosure, please revise to describe how such credits may be produced from your proposed operations and the process of verifying such carbon credits in the markets you anticipate targeting.

Response: In response to this comment, the Company has removed all references to “carbon credits” throughout the prospectus.

Comment 23. Please revise your disclosure to provide the basis for your statements on page 22 that “there is a tremendous demand and shortage for biofuels,” “supply is dwindling worldwide,” “[t]he competition is trying to catch up to demand as it far outweighs the supply for biomass and bio fuels,” and “Silverleaf . . . has not been planted to date.”

Response:  In response to this comment, the Company has revised the disclosure to provide the basis for its statements on page 22 as indicated above. Please see the disclosure under subheading “Principal products and services” beginning on page 22.

Comment 24. We partially reissue comment 27 of our letter dated April 1, 2011.  Please discuss in greater detail the potential business arrangements with joint ventures, supply chain contracts, and financings for energy crop growing projects.  In addition, as previously requested, please provide a more detailed discussion of the competitive business condition for the markets in which you plan to operate.

Response: In response to this comment, the Company has clearly disclosed that it does not have any potential business arrangements with joint ventures, supply chain contracts, and financings for energy crop growing projects.  In addition, the Company has provided a more detailed discussion of the competitive business condition for the markets in which it plans to operate. Please see the disclosure beginning on page 23.

Comment 25. We reissue comment 30 of our letter dated April 1, 2011.  We continue to note the disclosure on page 22 that you have talked to oil companies and they have expressed a “significant demand” for biofuels.  Provide the basis for this statement or remove.  In addition, please clarify whether you have had any negotiations with oil companies and whether you have any agreements or understandings, preliminary or otherwise, with these oil companies.

Response:  In response to this comment, the Company has revised its disclosure to reflect that it has not had discussions with oil companies and is not engaged in any negotiations with oil companies and does not have any agreements or understandings, preliminary or otherwise, with these oil companies or any other companies except for its licensors.

Comment 26. We reissue comment 31 of our letter dated April 1, 2011.  Please revise to provide additional information on the availability of seedlings from Green Oil.

Response: In response to this comment, we have added the following disclosure:

“Green Oil Plantations Ltd and their partners either have their own sources or contracted access to the specific seeds required to grow seedlings to establish plantations.  They believe they have a plentiful supply of Jatropha and Millettia seeds to supply us with any need.  They have just planted SilverLeaf in the United States in April in Alabama and will  have seed available for our use as required.”

Please see page 23.

Comment 27. We partially reissue comment 33 of our letter dated April 1, 2011.  We note your added disclosure regarding the anticipated associated permit costs on page 23.  Please provide additional detail on how you arrived at this figure.  Furthermore, to the extent you have not conducted a similar investigation into the cost of obtaining governmental approvals in other regions that you may target, please clearly disclose this here.  In addition, please explain the reason you now state that your business “may” require governmental approval, rather than the prior disclosure that your business “will” require governmental approval.  Lastly, discuss whether governmental approval would be required in other countries.

Response: In response to this comment, we have added disclosure under the subheading “Need for any government approval of principal products or services. If government approval is necessary and the smaller reporting company has not yet received that approval, discuss the status of the approval within the government approval process”.  Please see page 23.

Management’s Discussion and Analysis, page 26
Liquidity and Capital Resources, page 27

Comment 28. We note your statement in the fifth paragraph of this section that “[w]hile we undertake the completion of the Prospectus, we will be required to raise additional capital by way of the sale of our common stock through this Offering.”  It is unclear whether you are referring to a sale of common stock through this offering prior to the effectiveness of your registration statement.  Please advise or revise accordingly.

Response: In response to this comment, we have revised the fifth paragraph of the “Liquidity and Capital Resources”. Specifically, the disclosure reads as follows:

“Upon effectiveness of our registration statement, which this prospectus is a part, we will be required to raise additional capital by way of the sale of our common stock through this Offering.”

Please see page 27.

Directors, Executive Officers, Promoters and Control Persons, page 28

Comment 29. We partially reissue comment 39 of our letter dated April 1, 2011.  We note that you have not provided Mr. Shepherd’s principal occupation or employment between March 2009 and March 2010.  We also note that you have not revised your disclosure to provide the full name of “Allied Artists” in Ms. Nelson’s business background. Please advise or revise as appropriate.

Response: In response to this comment, we have provided the disclosure requested. Please see pages 28 and 29.

Comment 30. We partially reissue comment 40 of our letter dated April 1, 2011.  We note your references to BioPower Corporation of Florida in Mr. Kohn’s and Ms. Nelson’s business backgrounds.  Please revise your disclosure to clarify whether this is a reference to BioPower Corporation, your subsidiary, or some other entity.

Response: In response to this comment, we have added disclosure to clarify that we are referring to BioPower Corporation, the wholly-owned subsidiary of BioPower Operations Corporation. Please see pages 28 and 29.

Comment 31. We reissue comment 41 of our letter dated April 1, 2011.  Please disclose the amount and percent of time that each officer currently devotes to your company.  The disclosure currently states the amount and percent of time each officer intends to devote to the company.

Response:  In response to this comment, we have revised the biographies to indicate the amount of time each officer currently devotes to the Company. Please see pages 28 and 29.

Security Ownership of Management, page 31

Comment 32. We partially reissue comment 42 of our letter dated April 1, 2011. Please include appropriate footnote disclosure relating to the preferred stock ownership, since it results in control of the company by the officers and directors.

Response: In response to this comment, we have included additional footnote disclosure relating to the preferred stock ownership. Please see page 31.

Transactions with Related Persons, page 31

Comment 33. We reissue comment 44 of our letter dated April 1, 2011.  Please disclose the amount of interest that has been paid and/or accrued on the related party loans.

Response: In response to this comment, we have added disclosure relative to the amount of interest that has been accrued by the Company for the related party loans. Please see page 31.

Financial Statements
General

Comment 34. Please ensure the financial statements are updated as required by Rule 8-08 of Regulation S-X.

Response: The Company has provided updated financial statement as required by Rule 8-08 of Regulation S-X.

Exhibits

Comment 35. We note that Section 1(b) of the loan agreements filed as Exhibits 10.23 and 10.24 states that “interest shall accrue on the outstanding principal amount, at a rate of Eight Percent (4%) per annum.”  Please advise as to the inconsistency.

Response: In response to this comment, we have filed the corrected versions of the loan agreements to reflect only four percent interest on the loan; the reference to “eight percent” in each agreement was inadvertent. Please see Exhibits 10.23 and 10.24.

Comment 36. We note a reference to “the Note, and the Deed” in Section 7(e) of the loan agreements filed as Exhibits 10.23 and 10.24 to your registration statement.  Please file the referenced Note and Deed and any related documents as exhibits with your amended registration statement.

Response:  In response to this comment, please note that the reference to “Note and Deed” in each loan agreement was inadvertent and, accordingly, was removed from each loan agreement. Please see Exhibits 10.23 and 10.24.

We trust that the foregoing is responsive to the Staff’s comments.

Please do not hesitate to call me at (212) 752-9700 if you have any further questions.  Thank you.

Very truly yours,

/s/ Peter J. Gennuso
Peter J. Gennuso

CC: Robert Kohn, CEO